

August 3, 2010

<u>Via U.S. Mail</u>

Lee Champion
Senior Vice President, General Counsel and Secretary
Carmike Cinemas, Inc.
1301 First Avenue
Columbus, GA 31901

> **Re: Carmike Cinemas, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed July 7, 2010**
> **File No. 333-167383**

Dear Mr. Champion:

We have reviewed your responses to the comments in our letter dated June 29, 2010 and have the following additional comments.

<u>General</u>

1. Please confirm counsel will file clean opinions at the time of each take-down.

<u>Exhibit 5.2</u>

2. Refer to the last paragraph on page 1. It is inappropriate for counsel to limit the scope of the opinion. Rather, counsel must make any inquiry necessary to render its opinion. Please have counsel revise accordingly.

3. Counsel may not attempt to limit reliance. Accordingly, please have counsel remove the phrase "and this opinion may be relied on only by the party to whom it is addressed and its counsel, King and Spalding LLP, for the limited purpose of the captioned matter" from page 2.

4. Refer to the last paragraph on page 2. Counsel's opinion should speak as of the date of the effectiveness of the registration statement. Please have counsel revise accordingly or confirm that it will refile the opinion dated the date of effectiveness.

Lee Champion
Carmike Cinemas, Inc.
August 3, 2010
Page 2

Exhibit 5.3

5. Refer to (f) on page 2 and (B) on page 4. Counsel's opinion should speak as of
    the date of the effectiveness of the registration statement. Please have counsel
    revise accordingly or confirm that it will refile the opinion dated the date of
    effectiveness.

6. Please have counsel revise to remove (D) on page 4. Counsel must provide a legal
    opinion based upon all applicable laws of the State of Indiana.

7. Please have counsel delete the second sentence of (F) on page 4. Counsel may not
    attempt to limit reliance.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Act of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the
effective date of the pending registration statement please provide a written statement
from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority,
    declare the filing effective, it does not foreclose the Commission from taking any
    action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority,
    in declaring the filing effective, does not relieve the company from its full
    responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness
    as a defense in any proceeding initiated by the Commission or any person under
    the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will
consider a written request for acceleration of the effective date of the registration
statement as confirmation of the fact that those requesting acceleration are aware of their
respective responsibilities under the Securities Act of 1933 and the Securities Exchange
Act of 1934 as they relate to the proposed public offering of the securities specified in the
above registration statement. Please allow adequate time for us to review any amendment
prior to the requested effective date of the registration statement.

Lee Champion
Carmike Cinemas, Inc.
August 3, 2010
Page 3

Please contact me at (202) 551-3412 with any questions.

Sincerely,

Amanda Ravitz
Branch Chief - Legal

cc: Alan J. Prince
        King & Spalding LLP
        (404) 572-5100 *(facsimile)*